                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM N-8A

                         NOTIFICATION OF REGISTRATION
                    FILED PURSUANT TO SECTION 8(a) OF THE
                        INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information.

NAME:  VAN KAMPEN AMERICAN CAPITAL SENIOR INCOME TRUST

  Address of Principal Business Office (No. & Street, City, State, Zip Code):

              One Parkview Plaza, Oakbrook Terrace, Illinois 60181

            Telephone Number (including area code):  (630) 684-6000

Name and address of agent for service of process:
Dennis J. McDonnell, One Parkview Plaza, Oakbrook Terrace, Illinois 60181

With copies of Notices and Communications to:

Wayne W. Whalen, Esq.                Thomas A. DeCapo, Esq.        Ronald A. Nyberg, Esq.
Skadden, Arps, Slate,                Skadden, Arps, Slate,         Van Kampen American Capital Investment
     Meagher & Flom (Illinois)            Meagher & Flom LLP            Advisory Corp.
333 W. Wacker Drive                  One Beacon Street             One Parkview Plaza
Chicago, Illinois 60606              Boston, MA 02108              Oakbrook Terrace, Illinois 60181

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-
8A:  YES   X   NO
         -----   -----

                                   SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in Oakbrook Terrace in the State of Illinois on the 9th day of April, 1998.

                                        VAN KAMPEN AMERICAN CAPITAL SENIOR
                                             INCOME TRUST
[SEAL]

                                        By:/s/ Dennis J. McDonnell
                                           -------------------------------
                                           Trustee

Attest: /s/ Ronald A. Nyberg
        ---------------------------
        Ronald A. Nyberg
        Secretary